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                             July 8, 2022

       Liu Jia
       Chief Financial Officer
       Recon Technology, Ltd
       Room 601, 1 Shui   an South Street
       Chaoyang District, Beijing, 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed June 21, 2022
                                                            File No. 333-257806

       Dear Ms. Jia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-3 filed June 21,
2022

       Prospectus Summary, page 4

   1. We note that your response to prior comment 8 appears to describe rationale for concluding that Recon
Technology, Ltd's (a Cayman Island entity) functional currency is the RMB. However, the
second sentence of the second paragraph of your response
                                                        indicates that you view
the functional currency as the US Dollar, in stating "the day-to-
                                                        day operations are not
dependent on the economic environment of the parent   s functional
                                                        currency, which is the
dollar."

                                                        Please revise the
corresponding disclosures added under the heading "RMB as the
 Liu Jia
FirstName   LastNameLiu
Recon Technology,    Ltd Jia
Comapany
July 8, 2022NameRecon Technology, Ltd
July 8,2 2022 Page 2
Page
FirstName LastName
         Functional Currency under FASB ASC 830-10-45-4" on page 7 to resolve this apparent inconsistency regarding the functional currency of Recon Technology, Ltd, (a Cayman
         Island entity).

         Please also identify in your disclosures the currency in which the intercompany receivable is denominated, and if this receivable is denominated in US Dollars, explain how you account for changes to the intercompany receivable balance resulting from US
         Dollar/RMB exchange rate fluctuations to comply with FASB ASC 830-20-35-2 and 3(b).

         If the intercompany receivable is denominated in RMB, expand your disclosure to describe the economic risks to a US investor associated with a RMB denominated intercompany receivable from the Hong Kong/PRC based entities, that may arise from changes in the US Dollar/RMB exchange rates.
Prospectus Summary, page 7

2. We note your added disclosure in response to prior comment 10, stating that the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs are mainly about the daily operations of the parent company to maintain the basic functions as a holding entity to realize the control of your subsidiaries and the contractual relationship
         with the VIEs to ensure that the overall company   s business
objectives are fulfilled. Please
         enhance your disclosure to specifically describe the basic functions and business objectives to which you refer.
Risk Factors, page 13

3. We note your response to prior comment 16; however, we could not locate the update(s)
         to your disclosure(s) stating that, "[T]he PCAOB adopted a final rule on September 22,
         2021 implementing the HFCA Act. Such final rule, however, remains
subject to the SEC   s
         approval and it remains when the SEC will complete its rulemaking and when such rules will become effective." Please update your disclosures to clarify, for example, that the final rules adopted by the SEC relating to the HFCA Act became effective on January 10,
         2022.
 Liu Jia
Recon Technology, Ltd
July 8, 2022
Page 3

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                            Sincerely,
FirstName LastNameLiu Jia
                                                            Division of
Corporation Finance
Comapany NameRecon Technology, Ltd
                                                            Office of Energy &
Transportation
July 8, 2022 Page 3
cc:       Anthony W. Basch
FirstName LastName